Exhibit 99.1
Corporate Communications

CNH Industrial completes redemption of 7 7⁄8% senior notes due 2017

London, June 2, 2017

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) announced today that its wholly owned subsidiary Case New Holland Industrial Inc. redeemed all of the outstanding $636,061,000 aggregate principal amount of its 7 7⁄8% Senior Notes due 2017 on June 1, 2017. Cash used for the redemption was approximately $655,859,030, which included the aggregate principal amount of the notes being redeemed plus a “make-whole” premium.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

For more information contact:

Corporate Communications

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com

CNH Industrial N.V. 25 St James’s Street London, SW1A 1HA United Kingdom